06005856

AB 3/22/06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2006 WASH, D.C. 108

SEC FILE NUMBER
8- 65470

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Credicorp Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

121 Alhambra Plaza, Suite 1200
(No. and Street)

Coral Gables	Florida	33134
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maria Elena Perez — 786-999-1613
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

200 S. Biscayne Blvd., Suite 3900	Miami	Fl.	33131
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAY 24 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bruno F. Ghio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Credicorp Securities, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Mr. Fernando Montero, director of Credicorp Securities, Inc., is the beneficiary of ABM Trust, which has an account at Credicorp Securities, Inc.

Signature

Deputy General Manager
Title

Notary Public

NAYDA M. RODRIGUEZ
MY COMMISSION # DD 517933
EXPIRES: March 25, 2010
Bonded Thru Notary Public Underwriters

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASSURANCE AND ADVISORY
BUSINESS SERVICES

ERNST & YOUNG LLP

Financial Statements and Supplemental Information

Credicorp Securities, Inc.
Years Ended December 31, 2005 and 2004

0601-0702591

Credicorp Securities, Inc.

Financial Statements and
Supplemental Information

Years Ended December 31, 2005 and 2004

Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 3900
200 South Biscayne Boulevard
Miami, Florida 33131-5313

Phone: (305) 358-4111
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Credicorp Securities, Inc.

We have audited the accompanying statements of financial condition of Credicorp Securities, Inc. (the Company, a wholly owned subsidiary of Credicorp Limited) as of December 31, 2005 and 2004, and the related statements of income, stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Credicorp Securities, Inc. at December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young, LLP

January 24, 2006

0601-0702591

Credicorp Securities, Inc.

Statements of Financial Condition

	December 31			
	2005		2004	
Assets				
Cash	$	670,434	$	401,990
Restricted cash		100,000		100,000
Furniture, equipment and leasehold improvements, net		217,342		297,896
Deferred tax asset, net		159,924		–
Prepaid expenses		19,819		9,611
Accrued revenue		6,947		3,196
Other assets		4,948		5,186
Total assets	$	1,179,414	$	817,879
Liabilities				
Accounts payable	$	25,000	$	12,000
Accrued expenses		9,122		10,233
Total liabilities		34,122		22,233
Stockholder's equity				
Capital stock		1,000		1,000
Paid in capital		1,499,000		1,499,000
Accumulated deficit		(354,708)		(704,354)
Total stockholder's equity		1,145,292		795,646
Total liabilities and stockholder's equity	$	1,179,414	$	817,879

See accompanying notes.

Credicorp Securities, Inc.

Statements of Income

	Year Ended December 31 2005	2004
Revenues:		
Commissions	$ 1,211,252	$ 1,126,583
Investment advisory fees	775,542	762,718
Professional services fees	50,000	155,208
Interest income	17,654	11,818
Miscellaneous income	8,500	–
Total revenues	2,062,948	2,056,327
Interest expense	1,646	3,572
Net revenues	2,061,302	2,052,755
Non-interest expenses:		
Salaries and employee benefits	1,030,547	1,173,195
Clearing charges	202,425	98,934
Rent	178,357	171,038
Selling, general, and administrative	150,000	150,000
Communication expense	93,723	84,460
Depreciation	83,190	86,366
Professional service fees	63,093	64,639
Travel and entertainment	18,695	29,078
Insurance	10,562	18,243
Professional development	2,617	7,306
Other operating expenses	38,371	34,745
Total non-interest expenses	1,871,580	1,918,004
Income before income taxes	189,722	134,751
Income tax benefit	159,924	–
Net income	$ 349,646	$ 134,751

See accompanying notes.

Credicorp Securities, Inc.

Statements of Stockholder's Equity

	Common Stock		Paid-In Capital		Accumulated Deficit		Total Stockholder's Equity
Balance, January 1, 2004	1,000	$	1,499,000	$	(839,105)	$	660,895
Capital contributions	–		–		–		–
Net income	–		–		134,751		–
Balance, December 31, 2004	1,000		1,499,000		(704,354)		795,646
Net income	–		–		**349,646**		–
Balance, December 31, 2005	**1,000**	**$**	**1,499,000**	**$**	**(354,708)**	**$**	**1,145,292**

See accompanying notes.

Credicorp Securities, Inc.

Statements of Cash Flows

	Year Ended December 31	
	2005	2004
Cash flows from operating activities		
Net income	$ 349,646	$ 134,751
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	83,190	86,366
(Increase) decrease in assets:		
Deferred tax asset	(159,924)	–
Prepaid expenses	(10,208)	6,375
Other assets	238	(515)
Accrued revenue	(3,751)	(2,096)
Increase in liabilities:		
Accounts payable and accrued expenses	11,890	2,060
Net cash provided by operating activities	271,081	226,941
Cash flows from investing activities		
Property and equipment	(2,637)	(2,557)
Net cash used in investing activities	(2,637)	(2,557)
Cash flows from financing activities	–	–
Net increase in cash and cash equivalents	268,444	224,384
Cash and cash equivalents, beginning of year	501,990	277,606
Cash and cash equivalents, end of year	$ 770,434	$ 501,990
Supplemental disclosures of cash flow information		
Cash paid during the year for:		
Interest	$ 1,646	$ 3,572

See accompanying notes.

0601-0702591

1. General

Credicorp Securities, Inc. (the Company), was incorporated on September 28, 2001 originally as ASB Securities, Inc., and filed Articles of Amendment on June 19, 2002 to change its name to Credicorp Securities, Inc., a Florida corporation. The Company is a wholly owned subsidiary of Credicorp Limited (the Parent), a limited liability company incorporated in Bermuda in 1995 to act as a holding company, to coordinate the policy administration of its subsidiaries and to engage in investing activities. The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of the National Association of Securities Dealers. The Company's activities are currently limited to sales of investment company shares, corporate equity securities, corporate debt securities, bonds, United States of America (United States or U.S.) government securities, and stocks. The Company's activities do not include the solicitation of sale of oil or gas interests, mortgages or receivables, municipal bonds, or variable life insurance or annuities. Additionally, the Company's activities do not currently include market making, underwriting, or the making of private placements. The Company may engage in discretionary account management for institutional clients. The Company clears all securities transactions through the Pershing LLP (Pershing). The Company is located in Coral Gables, Florida.

2. Summary of Significant Accounting Policies and Practices

Basis of Financial Statement Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Reclassifications

Certain reclassifications of the prior year financial statements have been made to conform to the current year presentation.

2. Summary of Significant Accounting Policies and Practices (continued)

Commissions Revenue

Commission revenues for executing customer securities transactions and associated expenses are recorded as earned and incurred, on a trade date basis.

Restricted Cash

Restricted cash consists of a fixed deposit required by the Company's clearing organization, Pershing, in the amount of $100,000. Pershing requires a clearing deposit upon which the Company receives interest at the 90-day Treasury Bill rate.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are recorded at cost less accumulated depreciation and amortization. Leasehold improvements are amortized using the straight-line method over either the economic useful life of the improvement or the lease term, whichever is shorter. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets, ranging up to five years.

Income Taxes

The Company accounts for taxes under the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*, which requires the application of the liability method of accounting for income taxes. Under the liability method, statement of financial condition amounts of deferred income taxes are recognized on the temporary differences between the basis of assets and liabilities as measured by tax laws and their basis as reported in the financial statements. Recognition of deferred tax asset amounts and related valuation allowances are based on management's belief as to whether it is more likely than not that the tax benefit associated with certain temporary differences will be realized. Deferred tax expense or benefit is then recognized for the change in deferred tax liabilities or assets between periods.

Investment Advisory Fees and Professional Services Fees

The Company has agreements with an affiliate to provide professional and investment advisory services. These agreements provide for automatic renewals on an annual basis. Fees are recorded as earned by the Company at the time services are provided in accordance with the terms of the underlying agreements.

2. Summary of Significant Accounting Policies and Practices (continued)

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Furniture, Equipment and Leasehold Improvements

Furniture, equipment, and leasehold improvements are stated at cost, less accumulated depreciation and amortization, and as of December 31, 2005 and 2004 are as follows:

	December 31	
	2005	**2004**
Leasehold improvements	**$ 302,204**	$ 302,204
Computer equipment	**17,802**	15,166
Furniture and office equipment	**144,335**	144,335
	464,341	461,705
Less accumulated depreciation and amortization	**(246,999)**	(163,809)
Furniture, equipment and leasehold improvements, net	**$ 217,342**	$ 297,896

For the years ended December 31, 2005 and 2004, depreciation and amortization expense amounted to $83,190 and $86,366, respectively.

4. Income Taxes

The Company files a separate federal income tax return. Income taxes are computed on a standalone basis.

The income tax benefit of $159,924 for the year ended December 31, 2005 is solely comprised of federal deferred income tax benefit, which arose due to the reevaluations of the valuation allowance relating to deferred tax asset.

Temporary differences between financial statement carrying amounts and tax bases of assets and liabilities that give rise to significant portions of the deferred tax asset at December 31, 2005 and 2004 are as follows:

	December 31	
	2005	**2004**
Deferred tax asset:		
Net operating loss carry forward	$ **93,633**	$ 164,412
Start up costs	**41,264**	61,896
Furniture, equipment and leasehold improvements	**50,048**	34,343
Gross deferred tax asset	**184,945**	260,651
Less: valuation allowance	**(25,021)**	(260,651)
Net deferred tax asset	$ **159,924**	$ –

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on these criteria, management has retained a valuation allowance against certain long-lived deferred tax assets as of December 31, 2005 and 2004.

During 2005, the Company utilized federal income tax net operating loss carry forwards of $188,093 to reduce its taxable income for federal income tax purposes. This reduced the remaining net operating loss carry forwards from $436,918 at December 31, 2004 to $248,825 at December 31, 2005. Net operating loss carry forwards will begin to expire in 2023.

5. Leases

The Company subleases office space from an affiliated company, Banco de Credito del Peru-Miami Agency (BCP). The Company's rent is based on an allocation from BCP, based on the percentage of space it occupies. There are no specified fixed rents and the Company's rent expense may vary over the lease term based on the amount of space it occupies. Rent expense for all operating leases was $178,357 and $171,038 for the years ended December 31, 2005 and 2004, respectively. The sublease expires on December 31, 2013. Based on the allocation of rent between BCP and the Company as of December 31, 2005, the aggregate minimum lease payments under the all operating lease sublease as of December 31, 2005 would be as follows:

2006	$ 172,222
2007	177,393
2008	182,712
2009	188,179
2010	193,842
Thereafter	405,315
	$ 1,319,663

6. Related Party Transactions

In the normal course of business, the Company conducts transactions with related institutions. The significant related party amounts included in the accompanying financial statements as of and for the years ended December 31, 2005 and 2004 are as follows:

	December 31	
	2005	**2004**
Transactions included in the statements of operations:		
Commission revenue	**$ 1,130,409**	$ 1,049,284
Investment advisory fee revenue	**774,000**	761,500
Professional services fee revenue	**50,000**	153,383
Clearing charge expense	**196,740**	93,987
Rent expense	**178,357**	171,038

Clearing charges are paid to a third party, Pershing, however such clearing charges are the result of transactions executed for related parties and therefore are included herein.

6. Related Party Transactions (continued)

In addition, in 2004, Banco de Credito del Peru, our affiliate of the Company, began to pay for the salary and benefits of the Company's General Manager, who spends time between the Company and the parent. Therefore, such amounts are not included in salaries and employee benefits in the statements of operations.

7. Employee Benefits Plans

The Company participates with affiliates in a deferred contribution 401(k) plan which covers substantially all of its full-time employees. The plan includes employee contributions and matching contributions by the Company subject to certain limitations. The Company's matching contributions were $8,241 and $0 for the years ended December 31, 2005 and 2004, respectively.

8. Net Capital Requirements

Credicorp Securities, Inc. is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimal net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2005 and 2004 Credicorp Securities, Inc. had net capital of $736,312 and $480,272, which was $686,312 and $430,272, in excess of its required net capital of $50,000, respectively. The Company's ratio of aggregate indebtedness to net capital was 0.05 as of December 31, 2005 and 2004.

Supplemental Information

Credicorp Securities, Inc.

Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1

	Year Ended December 31	
	2005	**2004**
Computation of net capital		
Total stockholder's equity	$ **1,145,292**	$ 795,646
Nonallowable assets:		
Furniture, equipment, and leasehold improvements, net	**217,342**	297,896
Deferred tax asset, net	**159,924**	–
Prepaid expenses	**19,819**	9,611
Artwork (included in other assets)	**4,671**	4,671
Accrued revenue	**6,947**	3,196
Accounts receivable	**277**	–
Net capital	$ **736,312**	$ 480,272
Computation of basic net capital requirements		
Minimum net capital required (1/8 of aggregate indebtedness)	$ **–**	$ 2,779
After first year of operations (6 2/3% of aggregate indebtednesss)	$ **2,273**	$ –
Minimum dollar net capital requirement	$ **50,000**	$ 50,000
Net capital requirement (greater of above amounts)	$ **50,000**	$ 50,000
Excess net capital	$ **686,312**	$ 430,272
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ **732,900**	$ 478,049
Computation of aggregate indebtedness		
Total liabilities from the statement of financial condition	$ **34,122**	$ 22,233
Total aggregate indebtedness	$ **34,122**	$ 22,233
Percentage of aggregate indebtedness to net capital	**5%**	5%

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2005 Part II A FOCUS filing.

Credicorp Securities, Inc.

Statement Regarding Rule 15c3-3

December 31, 2005 and 2004

The Company is exempt from the Reserve Requirement of the Securities and Exchange Commission (Rule 15c3-3) under paragraph (k)(2)(ii) of Rule 15c3-3

Supplementary Report

0601-0702591

ERNST & YOUNG

Ernst & Young LLP
Suite 3900
200 South Biscayne Boulevard
Miami, Florida 33131-5313

Phone: (305) 358-4111
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

The Board of Directors
Credicorp Securities, Inc.

In planning and performing our audits of the financial statements and supplemental schedules of Credicorp Securities, Inc. (the Company), for the years ended December 31, 2005 and 2004, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 and 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young, LLP

January 24, 2006